Exhibit 99.1

Bragg Gaming’s New Content Live with BetMGM in Michigan

Launch with Market-leading Operator Extends New Content Rollout across North America

TORONTO, December 12, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), today announced that it has launched its new content and technology with BetMGM in Michigan, furthering the Company's North American expansion. The Company’s new content and technology is now live with six iGaming operators across three North American markets.

New proprietary content such as Egyptian Magic from Bragg’s Atomic Slot Lab studio as well as new exclusive titles from the Company’s partner studios is now available to BetMGM’s customers in the Great Lakes state, following the launch of Bragg’s new Remote Games Server (“RGS”) technology with the operator.

According to H2 Gambling Capital, the online casino market in Michigan is on track to generate Gross Win of over US $1.5 billion in 2022, while Eilers&Krejcik Gaming’s U.S. Online Casino Monitor reports that BetMGM is the leading iCasino operator in the state with a 38% market share in August 2022.

The rollout of Bragg’s new content and technology with BetMGM is an extension of an existing collaboration between Bragg’s Spin Games studio and the operator, which has been in place for several years across New Jersey, Michigan and Pennsylvania.

Lara Falzon, President and Chief Operating Officer for Bragg Gaming Group, said: “We have placed an emphasis on expanding our existing relationships with North American iGaming operators to include content from the new proprietary studios we launched this year, as well as exclusive games from our latest third-party studio collaborations. This new launch with BetMGM further expands on our successful execution of this strategy, which we expect will help drive consistent, long-term growth.

“We are pleased to build on our existing relationship with BetMGM and look forward to providing them with content that helps them continue engaging with their existing players at high levels and attract new players.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.group

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.group

About BetMGM

BetMGM is a market-leading sports betting and gaming entertainment company, pioneering the online gaming industry. Born out of a partnership between MGM Resorts International (NYSE: MGM) and Entain Plc (LSE: ENT), BetMGM has exclusive access to all of MGM's U.S. land-based and online sports betting, major tournament poker, and online gaming businesses. Utilizing Entain's US-licensed, state of the art technology, BetMGM offers sports betting and online gaming via market-leading brands including BetMGM, Borgata Casino, Party Casino and Party Poker. Founded in 2018, BetMGM is headquartered in New Jersey. For more information, visit http://www.betmgminc.com/.

CONTACT: BetMGM, Katie Kohler, press@betmgm.com